

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

Via E-mail
Jack Rabin
Chief Financial Officer
XFormity Technologies, Inc.
4100 Spring Valley Road, Suite 800
Dallas, TX 75244

> **Re: XFormity Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 16, 2013**
> **File No. 000-23391**

Dear Mr. Rabin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that under Exchange Act Rule 14a-3, you are required to publicly-file the information specified in Schedule 14A, including the information on the facing page that appears before Item 1. Please revise.

2.   With your revised Schedule 14A, please include a copy of the proxy card. Refer to Exchange Act Rule 14a-6(a).

3.   We note that you have omitted certain information such as the meeting date and location, record date, telephone number, and related information. It is unclear under what authority this information is being omitted. Please revise to include the missing information.

4.   It does not appear that you plan to mail your annual report on Form 10-K to security holders. Please refer to paragraph (e) of Item 14 and revise your proxy statement so that it conforms with the requirements of Regulation 14A or tell us why you believe you are eligible to incorporate information from your Annual Report on Form 10-K by reference.

5.   Please identify by name the current officers and directors of the company as your disclosure appears to be inconsistent. Your beneficial ownership table on page 7 specifies seven persons. Your disclosure throughout the proxy statement refers to your "sole officer and director." Further, you disclose that your CEO and CTO have "resigned as salaried employees of the Company." Revise your proxy statement as necessary so that it is accurate and consistent in this regard.

6.   You disclose that your CEO Chris Ball and C. Drew Seale, your CTO and named executive officer, resigned as salaried employees of the company and accepted employment with Altametrics. It does not appear that you have filed a Form 8-K pursuant to Item 5.02(b) of the form to disclose this fact. Please advise.

Summary Term Sheet, page 2

7.   You state in the first bullet point under this heading that your decision to sell substantially all of your assets to Altametrics Xformity, LLC is based on the general sluggish economic climate and belief that you are unlikely to achieve any meaningful growth in revenues or profits in the near term. However, you state elsewhere that the sale of assets will occur whether or not approved by shareholders by the holders of your senior secured convertible debentures who intend to foreclose on all of your assets and have executed a back-up Asset Purchase Agreement with the same company. It appears therefore that the decision to sell your assets may have been influenced by more than general economic condition. To the extent this is true, please revise the summary term sheet and the section "Reasons for the Asset Sale" on page 29 to more fully describe the factors that led the board to agree to an asset sale that will be effected even if shareholders vote against the sale.

8.   Please revise your disclosure to clarify that the Management Agreement referenced in the fifth bullet point was executed concurrently with the Asset Purchase Agreement in August 2012 and that Altametrics has been managing Xformity's business since that time.

9.   It appears that the fact that your CEO and CTO have already resigned as salaried employees of the Company and accepted employment with Altametrics and that some of your officers and directors are holders of the debentures that will be repaid out of the proceeds from the Asset Sale are material matters that should be disclosed in the summary term sheet. Please revise accordingly.

Safe Harbor for Forward-Looking Statements, page 9

10.   According to Exchange Act section 21E(b), the safe harbor for forward-looking statements is not applicable to penny stock issuers. Please remove any references to this inapplicable provision from this section of your document, including in the header.

Questions and Answers, page 11

11.   Please include a question and answer briefly identifying the "operating assets" of the company referenced in the summary term sheet that will be sold to Altametrics if the proposal is approved. Alternatively, you may include such information in the summary term sheet.

Why is the company proposing to sell substantially all of its assets? page 11

12.   Please revise your disclosure to provide a more balanced discussion of the potential effects of the proposal. Your discussion begins by listing the "advantages" of the transaction without identifying the potential negative effects of the transaction. Please provide a balanced discussion that includes a discussion of the disadvantages, which are not discussed until page 30.

Selected Financial Data and Unaudited Pro Forma Financial Data, page 16

13.   You disclose that you are selling substantially all of the assets of your wholly-owned subsidiary, XFormity, Inc. In this regard, we note that you have included pro forma financial information in addition to your own financial statements. Please revise your filing to include unaudited financial statements of the business being sold for the same required period. Refer to Question H.6 of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001), available on our website.

Periodic Reporting and Audited Financial Statements; Disclosure of Business Combination, page 24

14.   You refer to "the effective date of this Registration Statement" even though you are not registering shares. You also state on page 24 that you will have reporting obligations "upon the effective date of this registration statement." Since you are not filing a registration statement and you are already a reporting company, please review and revise your proxy statement to ensure the accuracy of your document.

Background of the Asset Sale, page 29

15.   Please expand your discussion of the background of the Asset Sale to discuss how the purchase price was determined and agreed upon. The background discussion includes two sentences in the fourth paragraph describing the negotiations without discussing any of the material terms of any proposals or counter proposals.

Jack Rabin
XFormity Technologies, Inc.
February 1, 2013
Page 4

No Opinion of Finance Advisor – Fairness of the Asset Sale, page 30

16.   Please identify the persons on Xformity's board who you identify as disinterested.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose
     the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by
     the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at
(202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via Facsimile
        Clifford L. Neuman, Esq.
        Clifford L. Neuman PC